FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October 2004

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation of change in VSNL’s board of directors as a result of the expiry of the term of Mr. S.K. Gupta, Managing Director of VSNL, on September 30, 2004.

2.	Notification to the Stock Exchanges regarding shareholding pattern and quarterly compliance report on corporate governance of VSNL as on September 30, 2004.

3.	Unaudited Financial Results (Provisional; Indian GAAP) for the quarter and the six months ended September 30, 2004.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMTED

By:	/s/ Amitabh A. Khanna
Name:	Amitabh A. Khanna
Title :	Chief Financial Officer

Date: October 27, 2004

EXHIBIT 1

Satish Ranade

Company Secretary & VP (Legal)

HQ/CS/CL.24B/11019

1 October 2004

Sir,

    Sub : Change in Company’s Directorship

Pursuant to clause 30 of the listing agreement with Indian Stock Exchanges please be informed that the tenure of Mr. S.K. Gupta as Managing Director of VSNL comes to an end on 30th September 2004. Accordingly Mr. Gupta has ceased to be the Managing Director of VSNL as also being a Director on the Board of VSNL with effect from 30th September 2004.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Satish Ranade

Company Secretary & V P (Legal)

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 2722061, 2721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 6598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.204 49 42.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1105

EXHIBIT 2

Rishabh Nath Aditya

Assistant Company Secretary

HQ/CS/CL.24B/11046

7 October 2004

Sir,

    Sub: Quarterly Compliance as on 30 September 2004

In accordance with the Clause 35 and Clause 49 of the Listing Agreement please find attached herewith the following:

a)	Shareholding Pattern of VSNL as on 30 September 2004 (Attach “A”).

b)	Quarterly Compliance Report on Corporate Governance for the quarter ended 30 September 2004 (Attach “B”).

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Asst. Company Secretary

To :

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 2722061, 2721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 6598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.204 49 42.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu

Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1195

VIDESH SANCHAR NIGAM LIMITED

SHAREHOLDING PATTERN AS ON 30-Sep-04

Sr. No.	Category	Holding
		No. of Shares	Percentage
A.	Promoter’s holding
1	Promoters
	Indian Promoters	207247382	72.72
	Foreign Promoters	0	0.00
2	Persons acting in concert	0	0.00

	Sub –Total	207247382	72.72

B.	Non-Promoters Holding
3	Institutional Investors
a.	Mutual Funds and UTI	544237	0.19
b.	Banks, Financial Institutions, Insurance Companies (Central/ State Govt. Institutions/Non-Government Institutions)	26798910	9.40
c.	FIIs	1118304	0.39

	Sub –Total	28461451	9.99

4	Others
a.	Private Corporate Bodies	1149093	0.40
b.	Indian Public	10096548	3.54
c.	NRIs/OCBs	144334	0.05
d.	Any other
	i ADR	37898957	13.30
	ii In transit (NSDL)	2235	0.00

	Sub Total	49291167	17.30

	GRAND TOTAL	285000000	100.00

TOTAL FOREIGN HOLDINGS

Sr. No.	Category	Holding
		No. of Shares	Percentage
1	FIIs	1118304	0.39
2	NRIs/OCBs	144334	0.05
3	ADR	37898957	13.30

	TOTAL	39161595	13.74

VIDESH SANCHAR NIGAM LIMITED

Distribution of Shareholding entities / persons holding more than 1% of paid up capital as on 30 September 2004 as per clause 35 of Listing Agreement

Sr. No.	Category	Name	Holding
			No. of Shares	Percentage
A	Promoter’s Holding
1	Indian Promoters	Panatone Finvest Limited (an acquisition vehicle floated by the Tata group)	128250000	45.00
		Central Govt.Including Nominees of President of India	74446885	26.12
		TATA SONS LIMITED	4494497	1.58
		TATA INVESTMENT CORPORATION LTD	56000	0.02
2	Persons acting in Concert

	Sub Total		207247382	72.72

B	Non Promoters Holding
3	Institutional Investors
a	Mutual Funds & UTI
b	Financial Institutions
		Life Insurance Corporation of India Limited	18953214	6.65
c				0.00

	Sub-Total		18953214	6.65

4	Others
a	Private Corporate Bodies
b	Any other (please specify)	The Bank of New York (ADR)	37898957	13.30

	Sub-Total		37898957	13.30

	Grand Total		264099553	92.67

Quarterly Compliance Report on Corporate Governance

Name of the Company	:	VIDESH SANCHAR NIGAM LIMITED

Quarter ending on	:	30 September 2004

Particulars	Clause of Listing Agreement	Compliance status (Yes/No)	Remarks
1.	2.	3.	4.

Board of Directors	49 I	Yes	As of 30 September 2004, VSNL had a total of twelve Directors[1], out of whom two are Executive Directors and ten are non-executive Directors including the Chairman. There were four independent Directors.

Audit Committee	49 II	Yes	The Audit Committee of VSNL consists of five members with all the Directors being non-executive and two of them being independent with one of independent Directors being its Chairman.

Shareholders/Investors Grievance Committee	49 VI(C)	Yes	Investors Grievance Committee as required under Clause 49 is in place under the Chairmanship of a non-executive Director.

Remuneration of Directors	49 III	Yes	The non-executive Directors on the Board of VSNL are paid only sitting fees as per the applicable provisions of the Companies Act, 1956. The Government Directors do not accept sitting fees.

Board Procedures	49 IV	Yes

Management	49 V	Yes

Shareholders	49 VI	Yes

Report on Corporate Governance	49 VII	Yes

Satish Ranade

Company Secretary &

Vice Precedent (Legal)

[1]	As intimated to Stock Exchanges vide letter No. HQ/CS/CL.24B/11019 dated 1 October 2004, the tenure of Mr. S.K. Gupta as Managing Director of VSNL had come to an end on 30th September 2004. Accordingly, Mr. Gupta had ceased to be the Managing Director of VSNL as also being a Director on the Board of VSNL and from 1 October 2004 till date VSNL has a total of eleven Directors on its Board.

EXHIBIT 3

Rishabh Nath Aditya

Assistant Company Secretary

HQ/CS/CL.24B/10888

26 October 2004

Sir,

Sub : Un-audited Financial Results (Provisional) for the first quarter ended 30 September 2004.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional) for the first quarter ended 30 September 2004, which has been taken on record by the Board of Directors in their Meeting, held on 26 October 2004.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Asst. Company Secretary

To :

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 2722061, 2721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 6598237/38.

6)	National Securities Depository Ltd. Fax Nos. : 497 29 93.

7)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.204 49 42.

8)	Sharepro Services. Fax No. 2837 5646

9)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

10)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

11)	Ms. for SEC filing requirements, Fax 1195

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2004

(Rs. in Millions)

	Particulars	Unaudited for the quarter ended September 30,		Unaudited for the half year ended September 30,		Audited for year ended 2004
		2004	2003	2004	2003
1	Net Sales/Income from operations	7,785	7,755	15,729	16,119	31,635
2	Other Income	294	463	542	871	1,585
3	Interest on Income Tax Refunds	—	—	—	491	491
	Total Income	8,079	8,218	16,271	17,481	33,711
4	Total Expenditure	6,072	6,582	11,767	14,040	26,481
	a. Network Cost	4,906	5,640	9,711	11,840	22,190
	b. Operating and Other Expenses	753	534	1,274	1,342	2,909
	c. Salaries and Related Costs	413	408	782	858	1,382
5	Depreciation	568	406	1,115	793	1,717
6	Prior Period Adjustments	(2)	10	(4)	10	(9)
7	Profit before tax and exceptional items (1+2+3)-(4+5+6)	1,441	1,220	3,393	2,638	5,522
8	Exceptional Items :
	a. Expenditure on Voluntary Retirement Schemes	—	(568)	—	(955)	(1,030)
	b. Profit from sale of long term investment	—	—	—	—	941
9	Profit Before Tax (7+8)	1,441	652	3,393	1,683	5,433
10	Provision for Taxation	560	165	1,244	538	1,656
	- Current Tax	436	235	931	682	1,356
	- Deferred Tax	124	(70)	313	(144)	300
11	Net Profit (9-10)	881	487	2,149	1,145	3,777
12	Paid up Equity Share Capital (Face value of Rs.10/- per share)	2,850	2,850	2,850	2,850	2,850
13	Reserves excluding revaluation reserve (As per Balance Sheet of previous accounting year)					46,760
14	Basic & Diluted Earning per share (not annualized) (Rs)	3.09	1.71	7.54	4.02	13.25
15	Aggregate of non-promoter shareholding
	(a) Number of Shares	77,752,618	77,752,618	77,752,618	77,752,618	77,752,618
	(b) Percentage of Shareholding	27.28	27.28	27.28	27.28	27.28

Segment Information:

Business Segments:

(Rs. in Millions)

Particulars	Unaudited for the quarter year ended September 30,		Unaudited for the half year ended September 30,		Audited for year ended March 31, 2004
	2004	2003	2004	2003
Segment Revenue
International telephony & related services	5,846	6,820	11,936	14,094	27,177
Other Services	1,939	935	3,793	2,025	4,458

Total	7,785	7,755	15,729	16,119	31,635

Segment results before tax and interest from each segment
International telephony & related Services	1,606	1,546	3,471	3,081	6,850
Other Services	1,325	636	2,623	1,389	3,046

Total	2,931	2,182	6,094	4,470	9,896

Other unallocable expenditure	1,784	1,993	3,243	4,149	7,480
Unallocable Income	294	463	542	1,362	3,017
Other Unallocable expenditure, net of unallocable income	(1,490)	(1,530)	(2,701)	(2,787)	(4,463)

Profit Before Tax	1,441	652	3,393	1,683	5,433

Tax	560	165	1,244	538	1,656

Profit after tax	881	487	2,149	1,145	3,777

Notes on Segment Information:

a)	“International telephony and related services” include international telephony, international private leased circuits, frame relay, telex and telegraph services. All other business segments are included under “Other services”.

b)	Revenue and expenses, which are directly identifiable to segments, are attributed to the relevant segment. The Company does not have any inter-segment revenues. Expenses on rent of satellite channels and landlines, and royalty and license fee on revenues from operations are allocated based on turnover. Certain expenses such as staff costs, operating and other expenses and depreciation are not allocable to segments and consequently have been classified as “other unallocable expenditure”.

c)	Segment total assets and liabilities have not been allocated, in the absence of meaningful basis to allocate assets and liabilities between segments. Fixed assets are used interchangeably between segments.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on October 26, 2004.

2.	Consequent to the settlement, an amount of Rs.469 Million has been included in the net sales during the quarter ended June 2004 in accordance with Accounting Standard-9 (AS-9) “Revenue Recognition” and Accounting Standard-4 (AS-4) “Contingencies and events occurring after Balance Sheet date”.

3.	The financial results for the quarter and six months ended September 30, 2004 have been subjected to a Limited Review by the statutory auditors of the Company.

4.	Figures for the previous period have been regrouped where necessary.

5.	Investor Complaint status:

Outstanding as on July 01, 2004	Total received during the quarter ended September 30, 2004	Total resolved during the quarter ended September 30 2004	Outstanding as on September 30, 2004
Nil	40	40	Nil

For Videsh Sanchar Nigam Limited

Place	: Mumbai	Subodh Bhargava
Date	: October 26, 2004	Director